[redacted]

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

SECl 10026617 ISSION

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

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SEC FILE NUMBER
8- 52951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TheMuniCenter, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 14th Fl.
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa O'Leary 212-208-9130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, Thomas S. Vales, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TheMuniCenter, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

TERESA O'LEARY
Notary Public, State of New York
No. 02-OL6013969
Qualified in Nassau County
~~Term~~ Expires February 14, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THEMUNICENTER, L.L.C.

FINANCIAL STATEMENTS AND SCHEDULES

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Member of
TheMuniCenter, L.L.C.

We have audited the accompanying statement of financial condition of TheMuniCenter, L.L.C. (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TheMuniCenter, L.L.C. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company LLP
Certified Public Accountants

February 25, 2010
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

THEMUNICENTER, L.L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009

ASSETS

ASSETS	
Cash and cash equivalents	$17,382,108
Receivables:	
Brokers and dealers	2,915,812
Computer software and hardware (net of accumulated depreciation of $18,772,147)	241,990
Office facilities and equipment (net of accumulated depreciation of $536,018)	536,175
Other assets	1,405,632
TOTAL ASSETS	$22,481,717

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due from brokers and dealers	$ 2,286,096
Accounts payable and accrued liabilities	4,156,303
TOTAL LIABILITIES	6,442,399
COMMITMENTS AND CONTINGENT LIABILITIES	
MEMBER'S EQUITY	16,039,318
TOTAL LIABILITIES AND MEMBER'S EQUITY	$22,481,717

The accompanying notes are an integral part of these financial statements

THEMUNICENTER, L.L.C.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES		
Commissions		$20,709,638
Other income		518,132
Interest		36,166
Total Revenues		21,263,936
EXPENSES		
Compensation	$10,959,555	
Communications and data processing	458,087	
Professional fees	476,509	
Marketing and promotional	309,183	
Brokerage and clearing fees	1,459,025	
Depreciation and amortization	245,502	
Other	1,550,524	
Total Expenses		15,458,385
NET INCOME		$ 5,805,551

The accompanying notes are an integral part of these financial statements

THEMUNICENTER, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Contributed Capital	Accumulated Deficit	Member's Equity
BALANCE - DECEMBER 31, 2008	$40,863,411	($30,629,644)	$10,233,767
Net income	-0-	5,805,551	5,805,551
BALANCE - DECEMBER 31, 2009	$40,863,411	($24,824,093)	$16,039,318

The accompanying notes are an integral part of these financial statements

THEMUNICENTER, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2009

BALANCE - BEGINNING OF YEAR	$ -0-
BALANCE - END OF YEAR	$ -0-

The accompanying notes are an integral part of these financial statements

THEMUNICENTER, L.L.C.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$5,805,551
Non-cash items included in net income:	
Depreciation and amortization	245,502
(Increase) decrease in operating assets:	
Receivables:	
Broker Dealer	(2,533,055)
Other assets	(1,127,054)
Increase (decrease) in operating liabilities:	
Due from brokers and dealers	2,286,096
Accounts payable and accrued liabilities	405,004
Net Cash Provided by Operating Activities	5,082,044
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of computer software and hardware, office facilities and equipment	(105,566)
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,976,478
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	12,405,630
CASH AND CASH EQUIVALENTS - END OF YEAR	$17,382,108
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 0-
Taxes	$ 0-

The accompanying notes are an integral part of these financial statements

THEMUNICENTER, L.L.C.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

TheMuniCenter, L.L.C., ("the "Company") was formed on June 8, 2000 and became a U.S. registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TheMuniCenter is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith Inc., MSDW Fixed Income Ventures, Inc., Salomon Brothers Holding Company Inc., LBI Group Inc. and FSA Portfolio Management Inc. (collectively, the "Members").

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. In January 2009, the Company became a direct member of the clearing house, self-clearing all broker dealer transactions in municipal and corporate security transactions. All other security transactions clear through a clearing broker-dealer on a fully disclosed basis.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

COMMISSIONS

The Company records commissions on a trade date basis. Commissions represent the spread earned on matched principal transactions.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - continued

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

COMPUTER SOFTWARE AND HARDWARE

These assets are stated at cost less related accumulated depreciation. Computer software consists of purchased software, as well as internally developed software. Computer hardware is depreciated and purchased software is amortized on a straight-line basis over the estimated useful lives of the assets, generally not exceeding three years. Internally developed software is depreciated over five years.

OFFICE FACILITIES AND EQUIPMENT

This consists of fixed assets, which are carried at cost less related accumulated depreciation. Fixed assets are depreciated on a straight-line basis over three to seven years.

INCOME TAXES

The Company is a single member L.L.C. and is therefore treated as a disregarded entity under federal income tax regulations. New York State and New York City recognize the federal entity classification of a single member L.L.C. as a disregarded entity and generally follow its resulting tax consequences. As such, no provision for federal, state, or local income taxes is required as its sole member is responsible for reporting the Company's income or loss under applicable income tax statutes and regulations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

OPERATING LEASES

The Company has entered into obligations under two operating leases that will expire in 2019 and 2012. Under the first agreement, the Company was required to obtain a letter of credit. The Company obtained a letter of credit in the amount of $387,182 in lieu of a cash security deposit. Under the second agreement, the company made a cash security deposit of $6,206. At December 31, 2009, the future minimum payments for this lease were as follows:

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

OPERATING LEASES - continued

2010	$ 607,042
2011	607,042
2012	626,080
2013	631,718
2014	631,718
Thereafter	2,826,598
Total	$5,930,198

Total rent expense for 2009 was $595,810 including operating expenses.

DEFERRED COMPENSATION

In 2007, the Company established the 2007 Equity Incentive Unit Plan. The purpose of the plan is to promote the Company's long-term financial interests by providing an increased incentive to certain employees to make significant contributions to the performance and long-term growth of the Company.

NOTE 3 - EMPLOYEE BENEFIT PLAN

As of January 1, 2004, the Company changed its deferred compensation plan from a SIMPLE IRA to a 401(k) plan. Under the new plan eligible employees in 2009 could defer up to $15,500 for the year, in addition to a $5,000 catch-up contribution for employees 50 years of age or older. For 2009 the Company elected to make a discretionary contribution on behalf of its employees in the amount of $183,000.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company clears some securities transactions through a broker-dealer affiliate of one of the Members. The Company incurred $691,812 of clearing fees during the year ended December 31, 2009, the Company had a net receivable of $66,469 from the clearing firm.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer and, accordingly, is subject to the minimum net capital requirements of the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company must maintain a minimum net capital requirement that is the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, pursuant to SEC Rule 15c3-1(a)(1)(ii). At December 31, 2009, the Company's net capital and excess net capital were $14,223,417 and $13,973,417, respectively.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SCHEDULE I

THEMUNICENTER, L.L.C.

COMPUTATION OF CONSOLIDATED NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009

MEMBER'S EQUITY		$16,039,318
DEDUCTIONS OR CHARGES:		
Non-allowable assets:		
Computer software and hardware	$ 241,990	
Office facilities and equipment	536,175	
Other nonallowable assets	1,000,100	
Total Non-Allowable Assets	1,778,265	
Other Charges:		
Aged fail-to-deliver	13,999	
Other deductions or charges	23,637	
Total Other Charges	37,636	
Total Deductions or Charges		1,815,901
NET CAPITAL		$14,223,417

The accompanying notes are an integral part of these financial statements

THEMUNICENTER, L.L.C.

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2009

2% OF COMBINED AGGREGATE DEBIT ITEMS	$ -0-
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL (Net capital less net capital requirement)	$13,973,417
NET CAPITAL IN EXCESS OF 5% OF COMBINED AGGREGATE DEBIT ITEMS OR $120,000	$14,103,417

The accompanying notes are an integral part of these financial statements

SCHEDULE I

THEMUNICENTER, L.L.C.

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2009

NET CAPITAL PER UNAUDITED X-17A-5	$13,990,710
Net audit adjustments	232,707
NET CAPITAL PER AUDITED REPORT	$14,223,417

The accompanying notes are an integral part of these financial statements

THEMUNICENTER, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Member
TheMuniCenter, L.L.C.
825 Third Avenue
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by TheMuniCenter, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you in evaluating TheMuniCenter, L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). TheMuniCenter, L.L.C.'s management is responsible for TheMuniCenter, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company LLP

Certified Public Accountants

February 25, 2010
New York, New York

THEMUNICENTER, L.L.C.

SIPC SUPPLEMENTAL REPORT

AS OF DECEMBER 31, 2009

TOTAL REVENUE	$15,733,629
Less:	
Commissions, floor broker and clearance paid to other SIPC, members in accordance with securities transactions	650,686
Advertising and marketing	49,557
Web service fees	409,295
	1,109,538
SIPC NET OPERATING REVENUE	$14,624,091
GENEARL ASSESSMENT AT .0025	$36,560
Less payments made with SIPC-4	12,546
PAYMENTS MADE WITH SPIC-7T, FEBRUARY 22, 2010	$ 24,014

The accompanying notes are an integral part of these financial statements

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Member of
TheMuniCenter, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of TheMuniCenter, L.L.C. for the year ended December 31, 2009, (on which we issued our report thereon dated February 25, 2010), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)11 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company LLP

Certified Public Accountants

February 25, 2010
New York, New York

THEMUNICENTER, L.L.C.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009